UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Actuant Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00508X203

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00508X203	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON Clarkston Capital Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 83-0473650
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,935,057
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,061,467
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,467
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.01%[1]
12.	TYPE OF REPORTING PERSON IA

[1]	Based upon 61,124,834 shares of Class A common stock, par value $0.20 per share (“Common Stock”), of Actuant Corp. (the “Issuer”), outstanding as of December 31, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on January 4, 2019.

CUSIP No. 00508X203	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON Jeffrey A. Hakala I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,935,057
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,061,467
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,467
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.01%[2]
12.	TYPE OF REPORTING PERSON HC, IN

[2]	Based upon 61,124,834 shares of Common Stock of the Issuer, outstanding as of December 31, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on January 4, 2019.

CUSIP No. 00508X203	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON Gerald W. Hakala I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,935,057
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,061,467
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,467
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.01%[3]
12.	TYPE OF REPORTING PERSON HC, IN

[3]	Based upon 61,124,834 shares of Common Stock of the Issuer, outstanding as of December 31, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on January 4, 2019.

CUSIP No. 00508X203	13G	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON Jeremy J. Modell I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,935,057
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,061,467
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,467
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.01%[4]
12.	TYPE OF REPORTING PERSON HC, IN

[4]	Based upon 61,124,834 shares of Common Stock of the Issuer, outstanding as of December 31, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on January 4, 2019.

CUSIP No. 00508X203	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer: Actuant Corp. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: N86 W12500 Westbrook Crossing, Menomonee Falls, WI 53051
Item 2(a).

Name of Persons Filing:

This Schedule 13G is filed jointly pursuant to that certain Joint Filing Agreement filed herewith as Exhibit 99.1 by:

(1) Clarkston Capital Partners, LLC (“CCP”)

(2) Jeffrey A. Hakala

(3) Gerald W. Hakala

(4) Jeremy J. Modell

Item 2(b).	Address of Principal Business Office or, if None, Residence: 91 West Long Lake Road, Bloomfield Hills, MI 48304
Item 2(c).	Citizenship: CCP is a Michigan limited liability company. Jeffrey A. Hakala, Gerald W. Hakala, and Jeremy J. Modell (the “Individual Reporting Persons”) are citizens of the United States of America.
Item 2(d).	Title of Class of Securities: Class A Common Stock, $0.20 par value
Item 2(e).	CUSIP Number: 00508X203
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F).

	(g)	[X]	A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G).

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

	(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 00508X203	13G	Page 7 of 9 Pages

Item 4.

Ownership.

Collectively, the securities reported in this Schedule 13G are held in the accounts of CCP’s discretionary clients.

Jeffrey A. Hakala, Gerald W. Hakala, and Jeremy J. Modell as trustee of the Jeremy J. Modell Revocable Living Trust dated November 6, 2006, were the sole members of CCP during the 2018 calendar year. The Individual Reporting Persons therefore may be deemed to be control persons of CCP.

	(a)	Amount beneficially owned:

CCP is the beneficial owner of 3,061,467 shares of Common Stock;

Jeffrey A. Hakala is the beneficial owner of 3,061,467 shares of Common Stock;

Gerald W. Hakala is the beneficial owner of 3,061,467 shares of Common Stock; and

Jeremy J. Modell is the beneficial owner of 3,061,467 shares of Common Stock.

	(b)	Percent of class:[1]

CCP is the beneficial owner of 5.01% of the outstanding shares of Common Stock;

Jeffrey A. Hakala is the beneficial owner of 5.01% of the outstanding shares of Common Stock;

Gerald W. Hakala is the beneficial owner of 5.01% of the outstanding shares of Common Stock; and

Jeremy J. Modell is the beneficial owner of 5.01% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Each of CCP and the Individual Reporting Persons has the sole power to vote or direct the vote over 0 shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

CCP has the shared power to vote or to direct the vote over 2,935,057 shares of Common Stock;

Jeffrey A. Hakala has the shared power to vote or to direct the vote over 2,935,057 shares of Common Stock;

Gerald W. Hakala has the shared power to vote or to direct the vote over 2,935,057 shares of Common Stock; and

Jeremy J. Modell has the shared power to vote or to direct the vote over 2,935,057 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of:

Each of CCP and the Individual Reporting Persons has the sole power to dispose or direct the disposition of 0 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

CCP has the shared power to dispose or to direct the disposition of 3,061,467 shares of Common Stock;

Jeffrey A. Hakala has the shared power to dispose or to direct the disposition of 3,061,467 shares of Common Stock;

Gerald W. Hakala has the shared power to dispose or to direct the disposition of 3,061,467 shares of Common Stock; and

Jeremy J. Modell has the shared power to dispose or to direct the disposition of 3,061,467 shares of Common Stock.

[5]	Based upon 61,124,834 shares of Common Stock of the Issuer, outstanding as of December 31, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on January 4, 2019.

CUSIP No. 00508X203	13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The shares reported in this statement have been purchased by CCP on behalf of CCP’s discretionary clients. CCP’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, subject to CCP’s general authority to invest and reinvest the assets in each account under its management.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

With respect to the Individual Reporting Persons, see Item 4.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §§ 240.14a-11.

CUSIP No. 00508X203	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CLARKSTON CAPITAL PARTNERS, LLC

By:	/s/Jeffrey A. Hakala	February 13, 2019
Name:	Jeffrey A. Hakala
Title:	Chief Executive Officer

JEFFREY A. HAKALA

/s/Jeffrey A. Hakala	February 13, 2019
Jeffrey A. Hakala

GERALD W. HAKALA

/s/Gerald W. Hakala	February 13, 2019
Gerald W. Hakala

JEREMY J. MODELL

/s/Jeremy J. Modell	February 13, 2019
Jeremy J. Modell